Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), September 11, 2026

Financial Market Commission

(Comisión para el Mercado Financiero)

To whom it may concern:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company”, the “Corporation” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Chilean Tax ID (RUT) No. 93.458.000-1, and being duly authorized for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10 of Law No. 18,045 on the Securities Market, article 147 of Law No. 18,046 on Corporations, and General Rule No. 30 of the Financial Market Commission:

In the Material Fact notices dated August 11, 18 and 21, 2026, the Company reported on the fulfillment of the requirements necessary for the approval by an Extraordinary Shareholders’ Meeting of an equity contribution commitment agreement or “Equity Support Agreement” with its parent company, Empresas Copec S.A., pursuant to Nos. 4, 5 and 6 of article 147 of Law No. 18,046.

The Company hereby reports that, following the approval of said transaction by its Extraordinary Shareholders’ Meeting on September 10, 2026, the aforementioned agreement was executed by the parties on the date hereof.

It is expected that said Equity Support Agreement will have positive economic effects for Arauco, although such effects are not yet quantifiable.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Cristián Infante Bilbao

Chief Executive Officer

cc:

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Stock Exchange. Huérfanos 770, 14th Floor, Santiago

- Bondholders’ Representative (Banco Santander). Bandera 140, Santiago